Management’s Discussion and Analysis (“MD&A”)

Rogers Cable Inc. (“Cable” or “the Company”) is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). Cable became a reporting issuer in February 2002 and accordingly does not have a December 31, 2001 Annual Report on file. This discussion should be read in conjunction with the attached Consolidated Financial Statements. In addition, readers may want to refer to the RCI 2001 Annual Report for details related to the Cable segment. The Cable and RCI filings are also available on SEDAR and the rogers.com website or can be obtained from the Company directly.

Financial highlights (in thousands of dollars) are as follows:

Three months ended September 30,	2002	2001	% Chg

Cable revenue	401,764	360,645	11.4

Operating profit (1)	131,731	123,030	7.1

Loss (2)	(34,419)	(25,738)	33.7

Capital expenditures	163,460	173,047	(5.5)

Nine months ended September 30,	2002	2001	% Chg

Cable revenue	1,167,578	1,061,193	10.0

Operating profit (1)	383,796	362,744	5.8

Loss (2)	(29,400)	(74,905)	(60.8)

Capital expenditures	465,414	475,712	(2.2)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and other non-recurring items and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles “GAAP”. Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to net income (loss) under GAAP.

(2)	Effective January 1, 2002, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company’s results for the quarter and nine months ended September 30, 2001 have been restated. For further details, see Note 2(p)(iii) to the Consolidated Financial Statements.

The major financial trends and operational changes that affected operating and financial performance in the third quarter of 2002 included the following:

•	Cable revenue grew 11.4% in the quarter compared to the same quarter in 2001 due primarily to the growth of high-speed Internet subscriber base and in part due to high-speed Internet, basic, tier and pay television rate increases as well as increased digital penetration.

•	Operating profit increased by 7.1% in the quarter compared to the same quarter in 2001 due to the improvement in operating profit in the high-speed Internet segment.

•	Basic cable subscribers decreased by 2,200 in the quarter compared to a decrease of 2,700 in the same quarter last year. Basic subscriber losses in the quarter reflect seasonal trends. At September 30, 2002, Cable had 2,261,000 subscribers, or 74.5% penetration of homes passed.

•	Cable’s six bundled offers, introduced in the second quarter of 2002 combining digital cable and high-speed Internet, have further contributed throughout the third quarter to the high-speed Internet and digital subscriber increases.

•	High-speed Internet subscriber growth was strong, with approximately 53,300 net subscribers added to its high-speed product offerings in the quarter. Year-over-year, Internet subscriber levels have increased by 40.6% to reach approximately 594,200.

•	Digital cable set-top terminals deployed increased by 132,200, or 46.1%, year-over-year to reach 418,600 driven by an increase of 67,500 in the quarter.

•	Cable’s commercial launch of Video-on-Demand (“VOD”) occurred in the latter part of the third quarter, available to an area covering approximately 530,000 homes passed in Central Toronto, complete with a library of over 200 titles.

•	In the quarter, Cable and Walt Disney Internet Group announced an agreement under which Rogers high-speed Internet became the first carrier to offer the Disney service “Disney Blast” in which children can access, for a recurring monthly fee, an on-line club aimed at children 3 to 9 that is designed to make learning fun. This announcement coincided with the launch of School Zone, a unique channel of educational activities, resources and information for children in kindergarten through grade 8.

Cable Subscriber Results

	Three Months Ended September 30,				Nine months ended September 30,

(Subscriber statistics in thousands)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Homes passed					3,036.0	2,967.4	68.6	2.3

Basic cable subscribers					2,260.9	2,276.8	(15.9)	(0.7)

Basic cable, net additions	(2.2)	(2.7)	0.5	18.5	(25.5)	(14.4)	(11.1)	(77.1)

High-speed Internet subscribers					594.2	422.6	171.6	40.6

High-speed Internet, net additions	53.3	43.9	9.4	21.4	115.5	103.9	11.6	11.2

Digital terminals in service					418.6	286.5	132.1	46.1

Digital terminals, net additions	67.5	48.4	19.1	39.5	104.3	85.4	18.9	22.1

Digital households					369.0	247.0	122.0	49.4

Digital households, net additions	63.4	43.2	20.2	46.8	96.9	74.9	22.0	29.4

VIP Customers					578.3	475.1	103.2	21.7

VIP Customers, net additions	26.8	29.0	(2.2)	(7.6)	80.7	115.7	(35.0)	(30.3)

Basic cable subscriber losses in the quarter are attributable to seasonal factors and basic cable rate increases to approximately 600,000 customers within Ontario during the month of August, combined with competitive losses, offset by strong customer sales, including those in newly constructed areas. Cable continues to enhance its marketing and operating tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced cable offerings in relation to competitive offerings.

Digital households increased by 63,400 in the quarter driven by increased marketing aimed at creating greater awareness of the value and features of digital cable, the introduction of new bundled offerings combining digital cable with high-speed Internet access, and changes to Cable’s VIP customer loyalty program, which enabled selected customers to trade certain price discounts for the use of a digital set-top terminal and incented other customers into the VIP program. Cable intends to actively market additional programming and services to these new digital subscribers to drive incremental revenues. At September 30, 2002, the penetration of digital households as a percentage of basic households was 16.3%, up substantially from the September 30, 2001 penetration of 10.8%.

Cable added 53,300 net high-speed Internet subscribers during the quarter, including subscribers to its recently introduced Internet Lite product, bringing the total subscriber base to 594,200 including scheduled pending connections. The majority of gross sales of Internet connections in the quarter were to the high-speed product as this continues to be the main product offering, while the Internet Lite product has been utilized primarily as a retention offering. Year-over-year, the high-speed Internet subscriber base has grown by 171,600, or 40.6% resulting in 26.3% penetration of high-speed Internet households as a percentage of basic subscribers and 19.6% penetration as a percentage of homes passed.

Revenue & Operating Profit

(1)

	Three Months Ended September 30,				Nine months ended September 30,

(In millions of dollars, except margin)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Core cable revenue	275.9	261.8	14.1	5.4	814.1	781.9	32.2	4.1

High-speed Internet revenue	63.1	43.5	19.6	45.1	173.3	118.9	54.4	45.8

Video Stores revenue	62.8	55.3	7.5	13.6	180.2	160.3	19.9	12.4

Total Cable revenue	401.8	360.6	41.2	11.4	1,167.6	1,061.1	106.5	10.0

Cable operating expenses	270.1	237.6	32.5	13.7	783.8	698.4	85.4	12.2

Operating profit (1)	131.7	123.0	8.7	7.1	383.8	362.7	21.1	5.8

Core cable operating margin (%)	39.4%	42.0%			39.8%	42.3%

High-speed Internet operating margin (%)	40.0%	35.0%			40.5%	35.1%

Total operating margin (%)	34.8%	36.1%			34.9%	36.2%

(2)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Cable Revenue

The 11.4% quarterly increase in consolidated Cable revenues was driven by 5.4% growth in core cable, 45.1% growth in high-speed Internet, and 13.6% growth in Video stores. The growth in core cable revenue is attributable to overall increased digital penetration and to basic cable rate increases to approximately 600,000 Ontario subscribers in August, as well as tier rate increases earlier in 2002.

The quarterly increase in high-speed Internet revenues was driven by the continued growth of high-speed Internet customers coupled with increased monthly prices introduced to the high-speed Internet subscriber base during the twelve month period. The growth in Video store revenues in the quarter is due to an increased number of stores coupled with revenue growth at existing stores.

Operating Expenses

The 13.7% quarterly increase in operating expenses was due to increases in each of the core cable, high-speed Internet and Video segments. Core cable operations contributed $16.2 million of the increase with the majority of the increase in expenses related to increased programming costs associated with the increased sales of digital programming, increased sales and marketing costs related to these new digital programming offerings and recently introduced product bundles, as well as increases in customer service and network access costs. During the quarter, operating expenses included approximately $0.8 million associated with the partial subsidy on the sale to customers of approximately 6,400 digital set-top terminals.

High-speed Internet operating expenses contributed $9.6 million of the overall increase in expenses, primarily due to the 40.6% increase in high-speed Internet subscriber base year-over-year, partly offset by efficiencies gained by owning and operating our own Internet infrastructure following the migration from At Home.

Video stores expense contributed the remainder of the overall increase in expenses primarily due to the increase in the number of Video stores, which have grown from 253 at September 30, 2001 to 270 at September 30, 2002.

Operating Profit and Margin

The 7.1% increase in quarterly operating profit was driven by the high-speed Internet segment which contributed $10 million of the increase, Video contributed $0.9 million of the increase, offset by a reduction in core cable operating profit which has been impacted by the increased costs of sales and marketing required to expand the number of digital customers, as well as increased costs of servicing customers, as new offers both from Cable and its competitors drove an increasing number of customer inquiries.

Reconciliation to Net Income (Loss)

Other income and expense items that are required to reconcile operating profit with loss as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,				Nine months ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating profit (1)	131.7	123.0	8.7	7.1	383.8	362.7	21.1	5.8

Cable system integration costs	—	(0.5)	0.5	—	—	(16.5)	16.5	—

	131.7	122.5	9.2	7.5	383.8	346.2	37.6	10.9

Depreciation and amortization	(119.3)	(107.9)	(11.4)	(10.6)	(358.9)	(311.1)	(47.8)	(15.4)

Interest on long-term debt	(58.6)	(45.6)	(13.0)	(28.5)	(152.5)	(132.7)	(19.8)	(14.9)

Gain (loss) on maturing swaps and early repayment of long term debt	(0.8)	—	(0.8)	—	(20.8)	—	(20.8)	—

Write-down of investments	—	—	—	—	(9.5)	—	(9.5)	—

Foreign exchange gain (loss)	(3.7)	(1.8)	(1.9)	(105.6)	(1.9)	(2.6)	0.7	26.9

Other	(0.3)	8.6	(8.9)	(103.5)	1.2	29.0	(27.8)	(95.9)

Income taxes	16.6	(1.5)	18.1	—	129.2	(3.7)	132.9	—

Loss	(34.4)	(25.7)	(8.7)	(33.9)	(29.4)	(74.9)	45.5	60.8

(1)	Operating profit defined as operating income before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

The net increase in depreciation and amortization is directly attributable to the increased fixed asset levels primarily related to rebuild activities and customer equipment/digital terminals and Internet modems.

Partially offsetting this is a reduction in amortization expense due to the adoption of the new accounting rules with respect to the amortization of goodwill and intangibles as described in Note 2(p)(i) to the Consolidated Financial Statements.

Interest on Long-Term Debt

The increase in interest expense for the three months ended September 30, 2002, as compared to the same period in 2001 is attributable to increased levels of debt combined with slightly higher effective rates of interest caused by a greater portion of borrowings in fixed rates versus floating rates.

Gain (Loss) on Maturing Swaps and Early Repayment of Long-Term Debt

During the third quarter, the Company received cash of $24.6 million when certain cross-currency interest rate exchange agreements settled at maturity. Also during the third quarter, the Company repaid a total of $135.3 million of debt comprised of US$61.7 million payment at maturity of all remaining issued and outstanding 9 5/8% Senior Secured Second Priority Notes due August 1, 2002 and the redemption on September 3, 2002 of US$24.6 million remaining issued and outstanding 10 1/8% Senior Secured Second Priority Debentures due 2012. As a result, the Company paid a prepayment premium of $1.5 million upon the redemption of the debentures, wrote off deferred financing costs of $0.2 million upon the repayment of the notes and redemption of the debentures and incurred a gain upon the maturity of certain cross-currency interest rate exchange agreements of $0.9 million, resulting in a net loss of $0.8 million.

Foreign Exchange

Effective January 1, 2002, the Company adopted CICA Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company no longer defers and amortizes foreign currency translation gains and losses on US dollar-denominated long-term debt. Had the Company followed the previous year’s method of accounting for foreign exchange gains, $0.9 million of the foreign exchange gain recorded in the quarter ending September 30, 2002, would have been deferred and amortized. As a result, the Company has restated the results for the three and nine months ended September 30, 2001 and increased foreign exchange loss for the three months ended by $1.0 million, in addition to cash gain amounts previously recorded of $0.8 million, and for the nine months ended, increased foreign exchange expense by $1.3 million, in addition to cash expense of $1.3 million. See Note 2p(iii) to the Consolidated Financial Statements for details of the impact of this change.

Income Taxes

During the quarter, the recognition of losses resulted in a future tax recovery of $18.1 million offset by a large corporation tax expense of $1.5 million.

Cable Capital Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Cable capital expenditures	163.5	173.0	(9.5)	(5.5)	465.4	475.7	(10.3)	(2.2)

Capital spending for the quarter decreased by $9.5 million on a year-over-year basis due in part to the non-recurring costs related to At Home repatriation activities in 2001. These non-recurring costs have been offset by increased rebuild and new area construction expenditures.

Liquidity and Capital Resources

The Company’s cash flow from operations for the third quarter of 2002 before changes in working capital was $82.7 million, a decrease of $7.4 million from $90.1 million in the third quarter of 2001. This decrease is primarily due to the improvement in operating profit of $8.7 million offset by increased interest expense of $17.3 million. Taking into account the changes in working capital, cash flow from operations for the quarter was $51.6 million, a decrease of $30.5 million, compared to cash flow from operations of $82.1 million in the previous period.

During the quarter, the Company drew down net advances of $173.0 million under its bank credit facility, received $57.6 million of cash as a subscription to equity by its parent company as fair value compensation for the utilization of tax losses and received cash of $24.6 million when certain cross-currency interest exchange agreements, in the aggregate notional amount of US$65.5 million, settled at maturity. In aggregate, the Company’s total sources of funds during the third quarter totaled $306.8 million.

These funds were used to: fund net additions to fixed assets of $162.8 million and to make additions to video cassettes and DVD inventory of $15.0 million; repay $135.3 million principal amount of debt (US$61.7 million 9 5/8% notes and US$24.6 million 10 1/8% debentures) and to pay $1.5 million in prepayment premiums; pay a $57.6 million dividend on its Class A shares to its parent company and a $1.4 million dividend on the back-to-back preferred shares; and fund $1.1 million in other expenses including a repayment of capital leases. In total, $374.7 million of funds were used in the third quarter of 2002, resulting in a cash deficiency from these activities during the three month period of $67.9 million. When added to the $64.9 million cash position at the beginning of the period, the third quarter of 2002 ended with a cash deficiency of $3.0 million.

The Company’s available liquidity at September 30, 2002 was approximately $896 million, represented by availability under its committed bank credit facility.

Risks and Uncertainties

There have been no material changes in the risks and uncertainties, as identified in the 2001 Rogers Communications Inc. Annual Report, facing the Company since the year ended December 31, 2001.

Interim Consolidated Financial Statements of

ROGERS CABLE INC.

For the Three and Nine months ended September 30, 2002
(Unaudited)

ROGERS CABLE INC.

Interim Consolidated Balance Sheet
(In thousands of Canadian dollars)

September 30, 2002 (unaudited), with comparative figures for December 31, 2001 (audited)

	September 30,	December 31,
	2002	2001

Assets

Fixed assets (note 4)	$2,493,666	$2,373,625

Goodwill and other intangible assets (note 5)	927,615	928,005

Investments (note 6)	102,435	111,935

Accounts receivable, net of allowance for doubtful accounts of $9,903 at September 30, 2002 and $7,199 at December 31, 2001	101,657	111,365

Deferred charges (note 7)	52,797	47,151

Videocassette inventory	34,359	30,778

Other assets (note 8)	42,823	58,863

	$3,755,352	$3,661,722

Liabilities and Shareholders’ Equity

Liabilities:

Bank advances, arising from outstanding cheques	$2,982	$8,427

Long-term debt (note 9)	2,489,268	1,617,143

Notes payable to Rogers Communications Inc. (note 10)	–	485,600

Accounts payable and accrued liabilities	251,489	369,147

Due to parent and affiliated companies (note 15(a))	26,441	34,907

Unearned revenue	33,961	27,280

Future income taxes (note 13)	18,290	28,302

	2,822,431	2,570,806

Shareholders’ equity:

Capital stock (note 11)	2,786,466	2,728,864

Contributed surplus	9,987	9,987

Deficit	(1,863,532)	(1,647,935)

	932,921	1,090,916

	$3,755,352	$3,661,722

Commitments and contingent liabilities (note 17)

See accompanying notes to interim consolidated financial statements.

ROGERS CABLE INC.

Interim Consolidated Statement of Income (Loss)
(In thousands of Canadian dollars, except per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Revenue	$401,764	$360,645	$1,167,578	$1,061,193

Operating, general and administrative expenses	261,993	230,366	760,426	677,120

Management fees (note 15(b)(i))	8,040	7,249	23,356	21,329

	270,033	237,615	783,782	698,449

Operating income before the following	131,731	123,030	383,796	362,744

Cable system integration costs (note 12)	–	500	–	16,462

Depreciation and amortization	119,265	107,931	358,916	311,114

Operating income	12,466	14,599	24,880	35,168

Interest:

Long-term debt	58,512	41,240	148,914	122,373

Notes payable to Rogers Communications Inc.	–	4,381	3,409	10,288

	58,512	45,621	152,323	132,661

Loss before the undernoted items	(46,046)	(31,022)	(127,443)	(97,493)

Dividend income from affiliated companies (note 6(a)(ii))	1,438	8,328	3,997	26,844

Loss on repayment of long-term debt (note 9(l))	(792)	–	(20,880)	–

Writedown of investments	–	–	(9,500)	–

Foreign exchange loss	(3,663)	(1,827)	(1,862)	(2,570)

Other income (expense)	(1,931)	255	(2,960)	2,061

Loss before income taxes	(50,994)	(24,266)	(158,648)	(71,158)

Income taxes (recovery) (note 13):

Current	1,525	1,472	5,364	3,747

Future	(18,100)	–	(134,612)	–

	(16,575)	1,472	(129,248)	3,747

Loss for the period	$(34,419)	$(25,738)	$(29,400)	$(74,905)

Basic and diluted loss per share (note 14)	$(0.16)	$(0.16)	$(0.15)	$(0.47)

See accompanying notes to interim consolidated financial statements.

ROGERS CABLE INC.

Interim Consolidated Statement of Deficit
(In thousands of Canadian dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Deficit, beginning of period:

As previously reported	$(1,645,475)	$(1,536,685)	$(1,640,234)	$(1,449,690)

Adjustment related to change in accounting policy for foreign exchange (note 2(p)(iii))	–	–	(7,701)	(19,312)

As restated	(1,645,475)	(1,536,685)	(1,647,935)	(1,469,002)

Loss for the period	(34,419)	(25,738)	(29,400)	(74,905)

Dividends on preferred shares	(1,438)	(8,328)	(3,997)	(26,844)

Dividends on Class A common shares	(57,600)	–	(57,600)	–

Distribution to 610829 British Columbia Ltd. (“610 Ltd.”) on sale of investment (note 6(a)(i))	(124,600)	–	(124,600)	–

Deficit, end of period	$(1,863,532)	$(1,570,751)	$(1,863,532)	$(1,570,751)

See accompanying notes to interim consolidated financial statements.

ROGERS CABLE INC.

Interim Consolidated Statement of Cash Flows
(In thousands of Canadian dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Cash provided by (used in):

Operating activities:

Loss for the period	$(34,419)	$(25,738)	$(29,400)	$(74,905)

Adjustments to reconcile the loss for the period to net cash flows from operating activities:

Depreciation and amortization	132,775	114,885	397,313	333,148

Foreign exchange loss (gain)	854	962	(1,009)	1,237

Loss on repayment of long-term debt	792	–	20,880	–

Loss on sale of fixed assets	806	–	1,153	–

Equity loss in @Home Canada	–	–	–	258

Future income taxes	(18,100)	–	(134,612)	–

Writedown of investments	–	–	9,500	–

	82,708	90,109	263,825	259,738

Change in:

Accounts receivable	6,391	(8,525)	2,798	127

Accounts payable and accrued liabilities and unearned revenue	(42,089)	(11,018)	(109,233)	(45,605)

Other assets	5,677	6,084	16,040	51,811

Due to parent and affiliated companies	(1,078)	5,480	(8,466)	(6,398)

	51,609	82,130	164,964	259,673

Financing activities:

Repayment of long-term debt	(151,346)	(54)	(1,445,018)	(87,162)

Issue of long-term debt	189,000	339,000	2,189,130	426,000

Premium on early repayment of long-term debt	(1,534)	–	(21,773)	–

Proceeds on termination of cross-currency interest rate exchange agreements	24,590	–	141,380	–

Issue of notes payable to Rogers Communications Inc.	–	93,300	–	460,400

Issue of capital stock to Rogers Communications Inc. (note 11 (a)(ii))	57,602	–	57,602	–

Repayment of notes payable to Rogers Communications Inc.	–	(336,600)	(485,600)	(460,400)

Dividends paid	(59,038)	(8,328)	(61,597)	(26,844)

	59,274	87,318	374,124	311,994

Investing activities:

Additions to fixed assets	(163,460)	(173,047)	(465,414)	(475,712)

Proceeds on sale of fixed assets	758	–	2,093	–

Acquisition of Rogers Cable Atlantic Inc. (note 3)	–	–	–	(88,856)

Additions to videocassette inventory	(15,005)	(8,754)	(41,978)	(23,389)

Additions to deferred charges	(1,088)	(1,163)	(28,344)	(4,115)

Other investments	–	(3)	–	(12)

	(178,795)	(182,967)	(533,643)	(592,084)

Increase (decrease) in cash and cash equivalents	(67,912)	(13,519)	5,445	(20,417)

Cash and cash equivalents (deficiency), beginning of period	64,930	19,099	(8,427)	25,997

Cash and cash equivalents (deficiency), end of period	$(2,982)	$5,580	$(2,982)	$5,580

ROGERS CABLE INC.

Interim Consolidated Statement of Cash Flows
(In thousands of Canadian dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Supplemental cash flow information:

Interest paid	$61,452	$59,620	$141,988	$143,504

Income taxes paid	1,525	1,472	5,364	3,747

Supplemental disclosure of non-cash financing and investing activities:

Seventh preferred shares issued in consideration for acquisition of Rogers Cable Atlantic Inc. (note 3)	–	–	–	162,643

Eighth preferred shares issued to 610 Ltd. in consideration for acquisition of investment in AT&T Deposit Receipts (note 11(a)(i))	934,692	–	934,692	–

Receipt of First preferred shares of 610 Ltd. in consideration for transfer of investment in AT&T Deposit Receipts (note 6(a)(i))	934,692	–	934,692	–

Redemption of Eighth preferred shares through the issuance of a demand promissory note payable to 610 Ltd. (note 11(a)(i))	934,692	–	934,692	–

Receipt of demand promissory note receivable from 610 Ltd. in consideration for the redemption of 610 Ltd. First preferred shares (note 6(a)(i))	934,692	–	934,692	–

Set-off of demand promissory note payable to 610 Ltd. against the demand promissory note receivable from 610 Ltd. (notes 6(a)(i) and 11(a)(i))	934,692	–	934,692	–

Distribution to 610 Ltd. on sale of investment in AT&T Deposit Receipts (note 6(a)(i))	124,600	–	124,600	–

Cash and cash equivalents are defined as short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to interim consolidated financial statements.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Nature of business:

Rogers Cable Inc. (“RCAB”) is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). RCAB owns and operates cable television systems, a chain of video stores, and provides high-speed internet access service through its cable network.

2.	Significant accounting policies:

Basis of presentation:

These consolidated financial statements reflect the consolidated financial position of RCAB and its subsidiary companies (collectively, the “Company”) as at December 31, 2001 and September 30, 2002 and the results of operations and cash flows for the three and nine months ended September 30, 2002 and 2001. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). The unaudited consolidated financial statements, in the opinion of management contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods and the accounting policies applied therein are consistent with those described below:

(a)	Consolidation:

The consolidated financial statements include the accounts of RCAB and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method.

Other investments are recorded at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred. Temporary investments are valued at the lower of average cost and market value for the portfolio of these securities as a whole.

(b)	Capitalization policy:

Fixed assets are recorded at purchased cost. During construction of new cable areas or during the rebuilding of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies (continued):

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed.

(c)	Depreciation:

Fixed assets and videocassette inventory are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%

Towers and headends	Straight line	10%

Distribution cable and subscriber drops	Straight line	6-2/3% — 10%

Converters, modems and set-top terminals	Straight line	20% — 33-1/3%

Programming and other equipment	Diminishing balance	Mainly 20% and 30%

Computer equipment	Straight line	25%

Leasehold improvements	Straight line	Over term of lease

Videocassette inventory	Diminishing balance	6 months

(d)	Goodwill and other intangible assets:

Prior to January 1, 2002, goodwill acquired was amortized over 40 years on a straight-line basis from the dates of acquisition. As further described in note 2(p)(i), in accordance with new accounting standards introduced in 2001, the Company discontinued amortization of all goodwill effective January 1, 2002.

Amounts allocated to subscribers are amortized over periods up to 10 years on a straight-line basis from the dates of acquisition.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies (continued):

(e)	Foreign exchange:

Long-term debt denominated in United States dollars is translated into Canadian dollars at the period-end rate of exchange or at the hedge rate of exchange when cross-currency interest rate exchange agreements are in effect. Prior to the change in accounting policy discussed below, exchange gains or losses on translating this long-term debt were deferred and amortized on a straight-line basis over the remaining life of the debt. All other exchange gains or losses are included in income.

As further discussed in note 2(p)(iii), in accordance with new accounting standards that became effective January 1, 2002, the Company no longer defers and amortizes exchange gains or losses on translating long-term debt. This change in accounting policy has been retroactively applied with restatement of prior period results.

(f)	Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

(g)	Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value.

(h)	Pension and other post-retirement benefits:

Substantially all of the Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan in the year. No contributions were required in the three and nine months ended September 30, 2002 and 2001 and, accordingly, no pension expense was recorded for either of these periods. The Company does not provide its employees with post-retirement benefits other than pensions.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies (continued):

(i)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(j)	Financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest exchange agreements, and, from time to time, foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original derivative instrument.

(k)	Revenue recognition:

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

(i)	Installation revenues in connection with cable and high-speed internet services are recorded as revenue to the extent of direct selling costs incurred.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies (continued):

(ii)	Monthly fees in connection with cable and high-speed internet services are recorded as revenue on a pro rata basis over the month.

(iii)	Revenue from pay-per-view movies, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(l)	Subscriber acquisition costs:

The Company expenses commissions and sales and marketing costs related to new cable subscribers upon activation.

The Company expenses set-top terminal subsidies related to the sale of such equipment.

(m)	Stock-based compensation:

RCI has a stock option plan for employees and directors of the Company. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying Class B Non-Voting shares on the date of grant. As a result, no compensation expense is recorded on the grant of options under the plan. The Company also has an employee share purchase plan. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the discount provided to employees from the market price on the date of issue (note 2(p)(ii)).

(n)	Loss per share:

Basic loss per share amounts have been calculated based on the weighted-average number of Class A common shares and Class B common shares outstanding during the period after deducting dividends on preferred shares from income or loss for the period.

(o)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies (continued):

(p)	Recent Canadian accounting pronouncements:

(i)	Business combinations and goodwill:

In 2001, the CICA issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001. These new standards also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, so they continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with United States GAAP.

The Company adopted these standards beginning January 1, 2002, and discontinued amortization of all existing goodwill on a prospective basis. The Company has evaluated its subscribers and licences and has concluded that these intangible assets should be accounted for apart from goodwill. Licences are an indefinite life intangible asset and have been ascribed a nominal amount. The Company has also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies (continued):

Upon adoption of the new standards, goodwill was tested to determine if there existed any indication that this goodwill was impaired. To accomplish this, the Company identified its “reporting units” and determined the book value and fair value and has determined that no impairment of goodwill exists in any of its reporting units.

The following table presents the effect on the three and nine months ended September 30, 2001 as if the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

	Three months	Nine months
	ended	ended
	September 30,	September 30,
	2001	2001

Reported loss for the period	$(25,738)	$(74,905)

Add back:

Goodwill amortization	6,510	19,119

Adjusted loss for the period	$(19,228)	$(55,786)

Basic and diluted loss per share:

Loss for the period	$(0.16)	$(0.47)

Goodwill amortization	0.03	0.09

Adjusted loss for the period	$(0.13)	$(0.38)

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies (continued):

(ii)	Stock-based compensation and other stock-based payments:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital in RCI. The standard is effective for the Company’s fiscal year beginning January 1, 2002 for awards granted on or after that date. The Company’s current accounting policies are consistent with the new standard.

(iii)	Foreign currency translation and hedging relationships:

In 2001, the CICA amended Handbook Section 1650 (the “Section”) to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002. At December 31, 2001, the Company had approximately $7,701,000 of unamortized foreign exchange losses within deferred charges on its balance sheet that was affected by this change. Upon adoption of the Section on January 1, 2002, the Company reduced deferred charges by approximately $7,701,000 with a corresponding increase in opening deficit as of January 1, 2002. In addition, the Section required restatement of prior periods. The Company’s loss for the three and nine months ended September 30, 2001 have been decreased by $1,000,000 and $4,633,000, respectively (nil per share and $0.02 per share, respectively).

The CICA also approved Accounting Guideline AcG-13 “Hedging Relationships”, which establishes the criteria for identification and documentation of hedging relationships, effective for the Company’s 2003 fiscal year. The Company plans to comply with the requirements of AcG-13, such that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Acquisition:

On February 7, 2001, RCI acquired 100% of the issued and outstanding shares of Rogers Cable Atlantic Inc. (“RCAI”) (formerly Cable Atlantic Inc.), which has cable television systems serving approximately 75,000 basic subscribers in Newfoundland. On February 12, 2001, the Company acquired from RCI, at RCI’s cost, all of the outstanding shares of RCAI for a total consideration of $251,499,000, including costs of acquisition, consisting of cash of $88,856,000, net of cash acquired, and the issuance of 151,800 seventh preferred shares in the amount of $162,643,000 (note 11(b)(i) and note 12). The acquisition has been accounted for by the purchase method and the results of operations of the acquired business is included in the consolidated statement of income (loss) from the effective date of acquisition.

Details of the net assets acquired, at fair value, were as follows:

Fixed assets	$42,497

Other assets	10,546

Goodwill and other intangible assets	216,733

269,776

Liabilities	(18,277)

Consideration given	$251,499

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Fixed assets:

Details of fixed assets, at cost, are as follows:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)

Land and buildings	$59,854	$55,898

Towers and headends	489,899	458,659

Distribution cable and subscriber drops	3,032,842	2,738,109

Converters, modems and set-top terminals	582,882	504,480

Programming equipment	76,768	72,343

Computer equipment	386,942	362,520

Leasehold improvements	95,929	91,582

Other equipment	172,468	166,077

	4,897,584	4,449,668

Less accumulated depreciation	2,403,918	2,076,043

	$2,493,666	$2,373,625

Depreciation expense for the three months ended September 30, 2002 and 2001 amounted to $116,810,000 and $97,129,000, respectively, and $340,385,000 and $279,138,000 for the nine months ended September 30, 2002 and 2001, respectively.

The Company has a significant ongoing capital expenditure program for the expansion and improvement of its networks and the provision of high-speed internet and digital services to subscribers. The Company estimates that its capital expenditure program for the year ending December 31, 2002 will be approximately $650,000,000.

5.	Goodwill and other intangible assets:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)
Goodwill	$1,091,068	$1,091,068

Subscribers	5,200	5,200

	1,096,268	1,096,268

Less accumulated amortization	168,653	168,263

	$927,615	$928,005

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Goodwill and other intangible assets (continued):

Amortization of goodwill for the three months ended September 30, 2002 and 2001 amounted to nil and $6,510,000, respectively and nil and $19,119,000 for the nine months ended September 30, 2002 and 2001, respectively. Accumulated amortization of goodwill at September 30, 2002 and December 31, 2001 amounted to $164,623,000 and $164,623,000, respectively.

Amortization of subscribers for the three months ended September 30, 2002 and 2001 amounted to $130,000 and $130,000, respectively, and $390,000 and $390,000 for the nine months ended September 30, 2002 and 2001, respectively. Accumulated amortization of subscribers at September 30, 2002 and December 31, 2001 amounted to $4,030,000 and $3,640,000, respectively.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

6.	Investments:

			September 30, 2002		December 31, 2001

			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

			(Unaudited)		(Audited)

Temporary investments:

Liberate Technologies Inc.	220,222	Common shares	518	2,131	3,793	11,631

(“Liberate”)	200,000	Warrants	–	–	1,374	–

Terayon Communication Systems, Inc. (“Terayon”)	580,000	Common shares	2,132	1	7,197	1

			$2,650	2,132	$12,364	11,632

Affiliated companies:

Rogers Cable Investments Limited (“RCIL”)	100,000	First Preferred shares		100,000		100,000

Other investments, at cost, net of writedowns				303		303

				$102,435		$111,935

6.	Investments (continued):

(a)	Affiliated companies:

(i)	In July 2002, 610829 British Columbia Ltd. (“610 Ltd.”), a subsidiary company of RCI, transferred 19,328,795 AT&T Deposit Receipts (“DR’s”) to the Company in exchange for 1,000,000 eighth preferred shares. The transaction was valued at $934,692,000 representing the fair market value of these DR’s. The Company subsequently sold the DR’s to 610 Ltd. and received 1,000,000 first preferred shares of 610 Ltd. The eighth preferred shares of the Company were subsequently redeemed for a demand promissory note payable to 610 Ltd. The first preferred shares of 610 Ltd. were subsequently redeemed and the Company received a demand promissory note receivable from 610 Ltd. The note receivable from 610 Ltd. was subsequently set-off against a demand promissory note payable to 610 Ltd. (note 11(a)(i))

This transaction utilized available tax losses of approximately $413,786,000 (note 13), the benefit of which had previously been recorded at a value of $124,600,000. The utilization of these losses has been recorded as a distribution to 610 Ltd.

(ii)	The first preferred shares of RCIL entitle the Company to dividends at the bank prime rate plus 1.25% per annum, payable quarterly. RCIL is an affiliate of the Company and a wholly owned subsidiary of RCI. Dividends earned from RCIL for the three months ended September 30, 2002 and 2001 amounted to $1,438,000 and $8,328,000, respectively, and $3,997,000 and $26,844,000 for the nine months ended September 30, 2002 and 2001, respectively.

The investment in the first preferred shares of RCIL was completed in connection with transactions that have the effect of transferring tax losses of the Company to a subsidiary of the Company. During the fourth quarter of 2001, the investment in the first preferred shares of RCIL was reduced from $463,000,000 to $100,000,000.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Deferred charges, net:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)
Financing costs	$34,973	$18,090

Pre-operating costs	17,824	25,237

Other	–	3,824

	$52,797	$47,151

Amortization for the three months ended September 30, 2002 and 2001 amounted to $2,325,000 and $4,162,000, respectively, and $18,141,000 and $12,467,000 for the nine months ended September 30, 2002 and 2001, respectively. Accumulated amortization as at September 30, 2002 and December 31, 2001 amounted to $76,369,000 and $90,754,000, respectively.

In connection with the early repayment of certain long-term debt, the Company recorded a loss in the nine months ended September 30, 2002 of $20,088,000, including the write-off of the carrying value of cross-currency interest rate exchange agreements relating to the debt of $2,290,000 and deferred financing costs of $2,070,000 (note 9(l)(i)).

In connection with the early repayment of certain long-term debt, the Company wrote-off deferred financing costs of $198,000 (note 9 (l)(ii)).

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Other assets:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)
Amounts receivable from employees under RCI share purchase plans, including $83 at September 30, 2002 and $263 at December 31, 2001 from officers, secured by the underlying shares of RCI	$923	$3,463

Mortgages and loans receivable, including $1,131 at September 30, 2002 and $2,585 at December 31, 2001 from officers	3,840	5,354

Inventories	25,427	39,272

Prepaid expenses and other assets	12,633	10,774

	$42,823	$58,863

9.	Long-term debt:

			September 30,	December 31,
		Interest rate	2002	2001

			(Unaudited)	(Audited)
(a)	Bank credit facilities	Floating	$173,000	$–

(b)	Senior Secured Second
	Priority Notes, due 2002	9 5/8%	–	116,389

(c)	Senior Secured Notes, due 2002	Floating	–	300,000

(d)	Senior Secured Second
	Priority Notes, due 2005	10%	412,839	412,894

(e)	Senior (Secured) Second
	Priority Notes, due 2007	7.60%	450,000	–

(f)	Senior (Secured) Second
	Priority Notes, due 2012	7.875%	547,430	–

(g)	Senior Secured Second
	Priority Debentures, due 2007	10%	117,875	146,223

(h)	Senior Secured Second
	Priority Debentures, due 2012	10 1/8%	–	172,867

(i)	Senior Secured Second
	Priority Debentures, due 2014	9.65%	300,000	300,000

(j)	Senior (Secured) Second
	Priority Debentures, due 2032	8.75%	312,700	–

(k)	Senior Subordinated
	Guaranteed Debentures, due 2015	11%	171,801	164,968

Obligations under capital leases		Various	3,623	3,802

			$2,489,268	$1,617,143

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

Further details of long-term debt are as follows:

The Company’s bank credit facilities described in (a)(i) below were replaced effective January 31, 2002 with a new amended and restated bank credit facility described in (a)(ii) below.

(a)	Bank credit facilities:

(i)	No amounts were outstanding at December 31, 2001 under the bank agreement which provides for two separate credit facilities: (i) a senior secured reducing/revolving credit facility (the “Tranche A Credit Facility”) of up to $510,600,000 and (ii) a senior secured reducing/revolving credit facility (the “Tranche B Credit Facility”) of up to $4,255,000 (when taken with the Tranche A Credit Facility, the “Bank Facilities”). The Bank Facilities aggregate capacity reduces by $60,500,000, from $514,855,000 to $454,355,000 on January 1, 2002.

The Bank Facilities require, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rates charged on the Bank Facilities range from nil to 2.25% per annum over the bank prime rate or base rate or 0.75% to 3.00% per annum over the bankers’ acceptance rate or London Inter-Bank Offered Rate (“LIBOR”).

The Bank Facilities are secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of the Company and the majority of the Company’s wholly owned subsidiary companies, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust will be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds will be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B Credit Facility and the Company’s senior secured notes and debentures.

In addition, RCI agreed to provide a guarantee of the Bank Facilities, with recourse limited to the pledge of shares of Rogers Wireless Communications Inc. (“RWCI”) or other marketable securities having a value of at least $200,000,000.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

(ii)	Effective January 31, 2002, the Company entered into a new amended and restated bank credit facility (the “New Bank Credit Facility”) providing a bank credit facility of up to $1.075 billion. There was $173,000,000 outstanding at September 30, 2002 under the New Bank Credit Facility. This New Bank Credit Facility replaces the Bank Facilities described above. The New Bank Credit Facility provides for two separate facilities: (i) a $600 million senior secured revolving credit facility (“Tranche A Credit Facility”) which will mature on January 2, 2009 and (ii) a $475 million senior secured reducing/revolving credit facility (“Tranche B Credit Facility”) which is subject to reduction on an annual basis and which will be scheduled to reduce to nil on January 2, 2009, as outlined below. The Company’s obligations under the New Bank Credit Facility are secured by a bond issued under a deed of trust in the same manner as the previous bank facilities. Upon cancellation of the Company’s previous bank credit facility, the RCI guarantee and pledge of shares of RWCI were released.

The Tranche B Credit Facility is available on a revolving/reducing basis, with the original amount of credit available under the Tranche B Credit Facility scheduled to reduce as follows:

Reduction
Date of reduction (or *)	at each date

On January 2:

2006	$118,750

2007	118,750

2008	118,750

2009	118,750

(*)	The Tranche B Credit Facility will mature as described above unless previously terminated on March 14, 2005 if the Company’s 10% Senior Secured Second Priority Notes due 2005 are not repaid, by refinancing or otherwise, on or prior to October 14, 2004, or on November 30, 2007 if the Company’s 10% Senior Secured Second Priority Debentures due 2007 are not repaid, by refinancing or otherwise, on or prior to September 30, 2007.

The New Bank Credit Facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the New Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

(b)	Senior Secured Second Priority Notes, due 2002:

The Company’s U.S. $61,701,000 (December 31, 2001 – U.S. $98,103,000) Senior Secured Second Priority Notes were repaid on August 1, 2002 (note 9(l)(i) and (ii)).

(c)	Senior Secured Notes, due 2002:

The Company’s $300,000,000 Senior Secured floating rate notes were issued on November 21, 2000. In June 2001, the Company entered into an amending agreement extending the maturity date of the notes by six months to November 21, 2002. The interest rate charged on the notes ranges from 1.25% to 3.75% per annum over the bankers’ acceptance rate. These notes were prepaid in full in February 2002 with a portion of the net proceeds from the issuance of the 7.60% Senior (Secured) Second Priority Notes due 2007 (note 9(e)).

(d)	Senior Secured Second Priority Notes, due 2005:

The Company’s U.S. $291,533,000 Senior Secured Second Priority Notes mature on March 15, 2005.

(e)	Senior (Secured) Second Priority Notes, due 2007:

On February 5, 2002, the Company issued $450,000,000 7.60% Senior (Secured) Second Priority Notes due on February 6, 2007. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(f)	Senior (Secured) Second Priority Notes, due 2012:

On April 30, 2002, the Company issued U.S. $350,000,000 7.875% Senior (Secured) Second Priority Notes due on May 1, 2012. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

(g)	Senior Secured Second Priority Debentures, due 2007:

The Company’s U.S. $74,808,000 (December 31, 2001 – U.S. $110,775,000) Senior Secured Second Priority Debentures mature on December 1, 2007 (note 9(l)(i)). The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2002, at 105% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2005, plus, in each case, interest accrued to the redemption date.

(h)	Senior Secured Second Priority Debentures, due 2012:

The Company’s U.S. $24,599,000 (December 31, 2001 – U.S. $134,785,000) Senior Secured Second Priority Debentures mature on September 1, 2012 (note 9(l)(i)). These debentures were redeemed on September 3, 2002 (note 9(l)(ii)). The debentures were redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 2002, at 104% of the principal amount, declining ratably to 100% of the principal amount on or after September 1, 2006, plus, in each case, interest accrued to the redemption date.

(i)	Senior Secured Second Priority Debentures, due 2014:

The Company’s $300,000,000 Senior Secured Second Priority Debentures mature on January 15, 2014. The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2004, at 104.825% of the principal amount, declining ratably to 100% of the principal amount on or after January 15, 2008, plus, in each case, interest accrued to the redemption date.

(j)	Senior (Secured) Second Priority Debentures, due 2032:

On April 30, 2002, the Company issued U.S. $200,000,000 8.75% Senior (Secured) Second Priority Debentures due on May 1, 2032. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

Each of the Company’s senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the Bank Facilities described in note 9(a) above and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

(k)	Senior Subordinated Guaranteed Debentures, due 2015:

The Company’s U.S. $113,675,000 (December 31, 2001 – U.S. $125,000,000) Senior Subordinated Guaranteed Debentures mature on December 1, 2015 (note 9(l)(i)). The subordinated debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2009 plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the Bank Facilities and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of the Company’s notes and debentures with the exception of the senior secured floating rate notes, due 2002, for which interest is paid monthly.

(l)	Debt repayment:

(i)	On April 30, 2002, the Company repurchased an aggregate of U.S. $193,880,000 principal amount of U.S. dollar denominated long-term debt related to note 9 (b), (g), (h) and (k). As a result, the Company paid a prepayment premium of $20,239,000, incurred a gain in unwinding certain cross-currency interest rate exchange agreements of $2,221,000, and wrote off deferred financing costs of $2,070,000, resulting in a net loss on repayment of $20,088,000 (note 7).

(ii)	During the three month period ended September 30, 2002, the Company received cash of $24,590,000 when certain cross-currency interest rate exchange agreements settled at maturity. Also, during the three month period ended September 30, 2002, the Company repaid a total of $135,287,000 of long-term debt comprised of U.S. $61,701,000 payment at maturity of remaining issued and outstanding 9 5/8% Senior Secured Second Priority Notes due August 1, 2002 and the redemption on September 3, 2002 of U.S. $24,599,000 remaining issued and outstanding 10 1/8% Senior Secured Second Priority Debentures due 2012. As a result, the Company paid a prepayment premium of $1,534,000 and wrote off deferred financing costs of $198,000 (note 7) upon the redemption of the debentures, and incurred a foreign exchange gain upon the maturity of certain cross-currency interest rate exchange agreements of $940,000, resulting in a net loss of $792,000.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

(m)	Hedging agreements:

The hedging position described below reflects the year-to-date changes in U.S. dollar denominated long-term debt and cross-currency interest rate exchange agreements described in Note 9 (l).

(i)	At September 30, 2002, the Company had U.S. dollar-denominated long-term debt of U.S. $1,030,016,000 (December 31, 2001 – U.S. $760,196,000). The Company has entered into several cross-currency interest rate exchange agreements and forward foreign exchange contracts in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At September 30, 2002, U.S. $958,245,000 (December 31, 2001 – U.S. $744,482,000) or 93.0% (December 31, 2001 – 97.9%) is hedged with cross-currency interest rate exchange agreements and forward foreign exchange contracts at an average exchange rate of Canadian $1.5120 (December 31, 2001 – $1.3275) to U.S. $1.00.

Of the U.S. $958,245,000 hedged at September 30, 2002, U.S. $883,437,000 is hedged with cross-currency interest rate exchange agreements at an average exchange rate of Canadian $1.5066 to U.S. $1.00 and U.S. $74,808,000 is hedged with forward foreign exchange contracts at an average exchange rate of Canadian $1.5757 to U.S. $1.00.

The U.S. $213,763,000 increase in U.S. dollar-denominated long-term debt hedged with respect to exchange rates is a result of: (i) the unwind of U.S. $345,560,000 and the maturity of U.S. $65,485,000 notional amount of cross-currency interest rate exchange agreements (note 9(l)); (ii) entering into an aggregate of U.S. $550,000,000 new cross-currency interest rate exchange agreements in order to hedge changes in the exchange rate of two new debt issuances entered into on April 30, 2002, being U.S. $350,000,000 Senior (Secured) Second Priority Notes due 2012 (note 9(f)) and U.S. $200,000,000 Senior (Secured) Second Priority Debentures due 2032 (note 9(j)); and (iii) entering into U.S. $74,808,000 forward foreign exchange contracts to hedge changes in the exchange rate of planned U.S. dollar-denominated repayments and redemptions of certain U.S. dollar-denominated long-term debt.

(ii)	The cross-currency interest rate exchange agreements have the effect of: converting the interest rate on U.S. $883,437,000 of long-term debt from an average U.S. dollar fixed interest rate of 8.875% per annum to an average Canadian dollar fixed interest rate of 9.375% per annum on $1,330,955,000. In addition, the Company assumed an interest rate exchange agreement upon an acquisition in 2001 that has the effect of converting $30,000,000 of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

The total long-term debt at fixed interest rates at September 30, 2002 was $2,346,268,000 (December 31, 2001 – $829,653,000) or 94.3% (December 31, 2001 – 51.3%) of total long-term debt. The Company’s effective weighted average interest rate on all long-term debt as at September 30, 2002 including the effect of the cross-currency interest rate exchange agreements was 9.112% (December 31, 2001 – 8.36%).

The obligations of the Company to the counterparties under the cross-currency interest rate exchange agreements and the interest exchange agreement are secured by a pledge of certain senior bonds, each of which is secured by the same security as the security for the Bank Facilities and the senior secured notes and debentures described above.

(n)	Principal repayments:

At December 31, 2001, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2002	$416,624

2003	2,875

2004	34

2005	412,929

2006	34

Thereafter	784,647

$1,617,143

Included in the above principal repayment schedule is $300,000,000 aggregate principal amount of Senior Secured Notes due 2002 (note 9(c)) which were prepaid in full in February 2002 from a portion of the net proceeds from the issuance of the 7.60% Senior (Secured) Second Priority Notes due 2007 (note 9(e)). Also, included is $43,187,000 principal amount of 9 5/8% Senior Secured Second Priority Notes due 2002 (note 9(b)), and an aggregate principal amount of $205,343,000 of Debentures (note 9 (g), (h), and (k)) which were repurchased in April, 2002 (note 9(l)) with a portion of the net proceeds from the issuance of 7.875% Senior (Secured) Second Priority Notes due 2012 (note 9(f)) and 8.75% Senior (Secured) Second Priority Debentures due 2032 (note 9(j)). The August 1, 2002 repayment of $96,928,000 9 5/8% Senior Secured Second Priority Notes due 2002 (note 9 (b)) and the redemption on September 3, 2002 of $38,359,000 10 1/8% Senior Secured Second Priority Debentures due 2012 (note 9 (h)) are also included.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued):

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

10.	Notes payable to Rogers Communications Inc.:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)
Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at 6.25% per annum	$–	$485,600

During the nine months ended September 30, 2002, the Company repaid to RCI $485,600,000 in intercompany subordinated demand promissory notes bearing interest at 6.25% per annum.

The promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Capital stock:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)
Authorized:

Unlimited Class A common shares, voting

Unlimited Class B common shares, voting
100,000,000 Class B preferred shares

Unlimited prime plus 1.25%, cumulative, first preferred
shares, redeemable at $1,000 per share

Unlimited 9.625%, cumulative, third preferred
shares, redeemable at $1,000 per share

Unlimited 9.65%, non-cumulative, fourth preferred
shares, redeemable at $1,000 per share

Unlimited 9.7%, non-cumulative, fifth preferred
shares, redeemable at $1,000 per share

Unlimited 9.75%, non-cumulative, sixth preferred
shares, redeemable at $1,000 per share

Unlimited 9.8%, non-cumulative, seventh preferred
shares, redeemable at $1,000 per share

Unlimited 8.0%, cumulative, eighth preferred
shares, redeemable at $1,000 per share

Issued:

100,000,000 Class A common shares	$229,014	$229,014

118,166,003 Class B common shares	2,294,808	2,237,206

100,000 first preferred shares	100,000	100,000

306,904 fourth preferred shares	1	1

151,800 seventh preferred shares	162,643	162,643

	$2,786,466	$2,728,864

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Capital stock (continued):

(a)	During the three months ended September 30, 2002, the Company completed the following capital stock transactions:

(i)	610 Ltd. transferred 19,325,795 AT&T DR’s to the Company in exchange for 1,000,000 eighth preferred shares. The shares were issued at a value of $934,692,000 representing the fair market value of these DR’s. The Company subsequently sold the DR’s to 610 Ltd. and in exchange received first preferred shares of 610 Ltd. The eighth preferred shares were subsequently redeemed for a demand promissory note payable to 610 Ltd. The first preferred shares of 610 Ltd. were subsequently redeemed for a demand promissory note receivable from 610 Ltd. The demand promissory note payable to 610 Ltd. was subsequently set-off against the demand promissory note receivable from 610 Ltd. (note 6(a)(i))

(ii)	RCI subscribed to one Class B common share for $57,602,000 representing fair value consideration for the utilization of available tax losses of approximately $413,786,000 by 610 Ltd.

(b)	During the nine months ended September 30, 2001, the Company completed the following capital stock transaction:

(i)	The Company issued 151,800 seventh preferred shares to RCI for partial consideration for the acquisition of RCAI (note 3). The seventh preferred shares were issued at a value of $162,643,000.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Capital stock (continued):

(c)	Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans using the intrinsic value method as described in note 2(m). Had the Company determined compensation expense based on the fair values at grant dates of the stock options granted by RCI consistent with the fair value method, the Company’s loss per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

	(Unaudited)		(Unaudited)
Loss, as reported	$(34,419)	$(25,738)	$(29,403)	$(74,906)

Pro forma loss	(38,455)	(28,811)	(39,127)	(83,744)

Pro forma loss per share	(0.18)	(0.17)	(0.20)	(0.51)

The weighted average estimated fair value at the date of the grant for RCI options granted during the nine months ended September 30, 2002 and 2001 was $10.59 and $11.00 per share, respectively.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended		Nine months ended
	September 30,		September 30,
	2002(1)	2001	2002	2001

	(Unaudited)		(Unaudited)

Risk-free interest rate	–	5.67%	4.80%	5.67%

Dividend yield	–	–	–	–

Volatility factor of the future expected market price of RCI’s common shares	–	49.19%	48.83%	46.69%

Weighted average expected life of the options	–	5 years	5 years	5 years

(1)	No options were issued in the three months ended September 30, 2002.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Cable system integration costs:

During the period ended September 30, 2001, the Company incurred integration costs of $16,462,000 related to the exchange of cable systems with Shaw Communications Inc., which was effective November 1, 2000, and the acquisition of RCAI (note 3).

13.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)

Future income tax assets:

Non-capital income tax loss carryforwards	$227,942	$261,494

Future income tax deductions relating to long-term debt and other transactions denominated in foreign currencies	27,510	29,775

Future income tax deductions relating to investments	6,234	5,476

Future income tax deductions relating to accrued liabilities	8,594	2,991

Total future income tax assets	270,280	299,736

Less valuation allowance	30,877	96,099

	239,403	203,637

Future income tax liabilities:

Fixed assets and videocassette inventory	(171,838)	(148,063)

Goodwill	(39,630)	(39,830)

Foreign exchange and financing costs	(13,744)	(8,848)

New service pre-operating costs	(7,030)	(9,747)

Other	(25,451)	(25,451)

Total future income tax liabilities	(257,693)	(231,939)

Net future income tax liability	$(18,290)	$(28,302)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the year in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax asset, and the tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Income taxes (continued):

During the three months ended September 30, 2002, the Company completed an intercompany transaction with 610 Ltd., a subsidiary of RCI, resulting in the utilization of approximately $413,786,000 of income tax loss carryforwards of the Company. For accounting purposes, a valuation allowance previously recorded against certain of these loss carryforwards in the amount of $124,600,000 (note 6(a)(i)) is no longer required as the Company now meets the more likely than not criterion of realizing the benefit of these future income assets. As required by GAAP, the valuation allowance for certain of these loss carryforwards was eliminated and recorded as a reduction of income tax expense in the consolidated statement of income (loss).

Total income tax expense (recovery) varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

	(Unaudited)		(Unaudited)
Statutory income tax rate	38.6%	42.1%	38.6%	42.1%

Income tax recovery on the loss before income taxes	$(19,693)	$(12,112)	$(61,270)	$(31,863)

Decrease (increase) in income tax recovery resulting from:

Change in the valuation allowance for future income tax assets	13,304	(6,524)	(64,473)	9,726

Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(30,365)	22,853	(23,589)	27,463

Non-deductible depreciation and amortization	34	2,586	134	7,585

Non-taxable dividend income	(1,057)	(2,955)	(1,542)	(11,307)

Non-taxable portion of capital gain	(20,087)	–	(21,076)	–

Other items	39,764	(3,848)	37,204	(1,604)

Large Corporations Tax	1,525	1,472	5,364	3,747

Income tax expense (recovery)	$(16,575)	$1,472	$(129,248)	$3,747

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Income taxes (continued):

As at December 31, 2001, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2002	$101,012

2003	183,562

2004	216,332

2005	73,482

2006	51,044

2007	26,280

2008	216,459

$868,171

During the three months ended September 30, 2002, $413,786,000 (notes 6 (a)(i) and 11 (a)(i)) of the income tax losses were utilized as part of an intercompany transaction with 610 Ltd.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Loss per share:

The following table sets forth the calculation of basic and diluted loss per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

	(Unaudited)		(Unaudited)
Numerator for basic and diluted loss per share:

Loss for the period	$(34,419)	$(25,738)	$(29,400)	$(74,905)

Less dividends on preferred shares	(1,438)	(8,328)	(3,997)	(26,844)

	$(35,857)	$(34,066)	$(33,397)	$(101,749)

Denominator for basic and diluted loss per share:

Weighted average number of Class A common shares and Class B common shares (in thousands)	218,166	218,166	218,166	218,166

Basic and diluted loss per share	$(0.16)	$(0.16)	$(0.15)	$(0.47)

The Company had no dilutive securities during any of the periods presented.

15.	Related party transactions:

(a)	The amount due to (from) RCI and its subsidiaries is comprised of the following:

	September 30,	December 31,
	2002	2001

	(Unaudited)	(Audited)
RCI	$24,167	$33,017

Rogers Wireless Communications Inc. (“RWCI”)	(234)	105

Rogers Media Inc.	1,242	645

Other affiliated companies	1,266	1,140

	$26,441	$34,907

The above amounts reflect short-term intercompany charges for capital and operating expenditures.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Related party transactions (continued):

(b)	The Company has entered into certain transactions and agreements with RCI and its subsidiaries as follows:

(i)	Management fees:

The Company has entered into a management agreement under which RCI provides executive, administrative, financial and various additional services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company’s consolidated gross revenue.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

(ii)	Cost-sharing arrangements:

The Company has entered into agreements with RWCI to share, on a pro rata basis, the cost of certain microwave and fibre optic transmission facilities. In addition, long-term service arrangements exist with RWCI for transmission services on fibre optic facilities owned by the Company.

In addition, the Company leases certain office space from RWCI.

(iii)	Other charges:

The Company incurs certain costs from other RCI subsidiary companies and companies accounted for by RCI using the equity method at the exchange amounts agreed to between the parties.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Related party transactions (continued):

A summary of all significant charges to (from) related parties, which have been accounted for at exchange amounts, is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

	(Unaudited)		(Unaudited)
RCI:

Management fees	$(8,040)	$(7,249)	$(23,356)	$(21,329)

Interest on notes payable	—	(4,381)	(3,409)	(10,288)

Interest related to capital leases	(45)	(47)	(195)	(206)

Dividends paid on Class A common shares	57,600	—	57,600	—

RCIL:

Dividends earned	(1,438)	(8,328)	(3,997)	(26,844)

Dividends paid	1,438	8,328	3,997	26,844

RWCI:

Transmission facilities usage	110	110	330	330

Rent expense	(828)	(858)	(2,571)	(2,617)

Subscriber activation commissions and customer service	2,033	—	5,925	—

Rogers Media Inc.:

Access fees	1,606	1,746	4,687	4,015

Programming fees	(4,287)	(4,530)	(13,151)	(11,658)

Other:

Programming fees paid to broadcasters, accounted for by the equity method	(3,627)	(3,335)	(11,666)	(9,916)

	$44,522	$(18,544)	$14,194	$(51,669)

(c)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During the nine months ended September 30, 2002, the total amounts paid by the Company to these related parties aggregated approximately $886,000 and included charges for legal services and commissions on premiums for insurance coverage.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

16.	Financial instruments:

(a)	Fair values:

The Company has determined the fair value of its financial instruments as follows:

(i)	Short-term deposits, accounts receivable, amounts receivable from employees under RCI share purchase plans, mortgages and loans receivable, bank advances, accounts payable and accrued liabilities, due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheet approximate fair values because of the short-term nature of these instruments.

(ii)	Investments:

The fair values of the investments in affiliated companies approximate their carrying values as the dividend rates on these investments approximate current rates.

The fair values of investments which are publicly traded are determined by the quoted market values for each of the investments (note 6). The fair values of other investments approximate their carrying amounts.

(iii)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the period-end trading values.

(iv)	Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company’s current borrowing rate being approximately the same as the interest rate on the notes.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

16.	Financial instruments (continued):

(v)	Interest exchange agreements:

The fair values of the Company’s interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company’s long-term debt and related interest exchange agreements as at September 30, 2002 and December 31, 2001 are as follows:

	September 30, 2002		December 31, 2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

	(Unaudited)		(Audited)
Liability (asset):

Long-term debt	$2,560,022	$2,275,463	$1,814,489	$1,907,715

Interest exchange agreements	–	4,170	–	4,224

Cross-currency interest rate exchange agreements	(70,754)	(136,382)	(197,346)	(204,796)

	$2,489,268	$2,143,251	$1,617,143	$1,707,143

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)	Other disclosures:

(i)	The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA–.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

16.	Financial instruments (continued):

(ii)	The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties.

(iii)	The Company does not have any significant concentrations of credit risk related to any financial asset.

17.	Commitments and contingent liabilities:

(a)	The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2001 are as follows:

Year ending December 31:

2002	$64,355

2003	59,699

2004	55,696

2005	51,332

2006	44,540

2007 and thereafter	39,510

$315,132

Rental expense for the three months ended September 30, 2002 and 2001 amounted to $17,347,000 and $16,410,000, respectively, and $51,922,000 and $47,806,000 for the nine months ended September 30, 2002 and 2001.

(b)	Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC approved independent production fund. The Company estimates that its total contribution for the year ending December 31, 2002 will amount to approximately $31,000,000.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Commitments and contingent liabilities (continued):

(c)	There exist certain legal actions against the Company, none of which are expected to have a material adverse effect on the consolidated financial position of the Company.

(d)	The Company has entered into foreign exchange forward contracts in order to hedge the exposure to changes in the exchange rate of certain repayments and planned redemptions of long-term debt denominated in U.S. dollars (note 9(m)).

18.	Segmented information:

The Company provides core cable service, high-speed internet service and operates video stores. These operating segments are substantially in Canada. Accounting policies for the segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, cable system integration and At Home termination costs and depreciation and amortization.

The core cable service segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-view services, installation and access fees and subscriber equipment rentals.

The high-speed internet service segment includes residential and commercial high-speed internet service fees plus installation fees. Total assets reported for the high-speed internet service segment includes assets utilized specifically for the high-speed internet service segment, as reported internally, and does not include the assets relating to the Company’s cable network included within the total assets of the core cable service segment. The Company does not report the cable network assets as a part of the high-speed internet service segment assets internally.

The video stores segment includes the sale and rental of videocassettes, DVDs and video games and the sales of other products and accessories.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Segmented information (continued):

		High-speed		Corporate
Three months ended	Core cable	internet		items and	Consolidated
September 30, 2002	service	service	Video stores	eliminations	totals

(Unaudited)
Revenue	$275,884	$63,108	$63,971	$(1,199)	$401,764

Operating, general and administrative expenses	167,309	37,861	58,022	(1,199)	261,993

Operating income before the undernoted	$108,575	$25,247	$5,949	$–	$139,771

Management fees					8,040

Depreciation and amortization					119,265

Operating income					12,466

Interest expense					58,437

Intercompany:

Interest expense					75

Dividends					(1,438)

Loss on repayment of long-term debt					792

Writedown of investments					–

Other items, net					5,594

Income tax recovery					(16,575)

Loss for the period					$(34,419)

Capital expenditures	$144,528	$17,284	$1,648	$–	$163,460

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Segmented information (continued):

		High-speed		Corporate
Three months ended	Core cable	internet		items and	Consolidated
September 30, 2001	service	service	Video stores	eliminations	totals

(Unaudited)

Revenue	$261,843	$43,522	$56,583	$(1,303)	$360,645

Operating, general and administrative expenses	151,863	28,296	51,510	(1,303)	230,366

Operating income before the undernoted	$109,980	$15,226	$5,073	$–	$130,279

Management fees					7,249

Cable system integration costs					500

Depreciation and amortization					107,931

Operating income					14,599

Interest expense					41,193

Intercompany:

Interest expense					4,428

Dividends					(8,328)

Other items, net					1,572

Income tax expense					1,472

Loss for the period					$(25,738)

Capital expenditures	$142,583	$27,767	$2,697	$–	$173,047

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Segmented information (continued):

		High-speed		Corporate
Nine months ended	Core cable	internet		items and	Consolidated
September 30, 2002	service	service	Video stores	eliminations	totals

(Unaudited)

Revenue	$814,106	$173,294	$183,771	$(3,593)	$1,167,578

Operating, general and administrative expenses	489,887	103,078	171,054	(3,593)	760,426

Operating income before the undernoted	$324,219	$70,216	$12,717	$–	$407,152

Management fees					23,356
Depreciation and amortization					358,916

Operating income					24,880

Interest expense					148,719

Intercompany:

Interest expense					3,604

Dividends					(3,997)

Loss on repayment of long-term debt					20,880

Writedown of investments					9,500

Other items, net					4,822

Income tax recovery					(129,248)

Loss for the period					$(29,400)

Capital expenditures	$398,685	$61,845	$4,884	$–	$465,414

Total assets	$3,439,042	$228,057	$88,253	$–	$3,755,352

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Segmented information (continued):

		High-speed		Corporate
Nine months ended	Core cable	internet		items and	Consolidated
September 30, 2001	service	service	Video stores	eliminations	totals

(Unaudited)

Revenue	$781,923	$118,926	$163,534	$(3,190)	$1,061,193

Operating, general and administrative expenses	451,177	77,213	151,920	(3,190)	677,120

Operating income before the undernoted	$330,746	$41,713	$11,614	$–	$384,073

Management fees					21,329

Cable system integration costs					16,462

Depreciation and amortization					311,114

Operating income					35,168

Interest expense					122,167

Intercompany:

Interest expense					10,494

Dividends					(26,844)

Other items, net					509

Income tax expense					3,747

Loss for the period					$(74,905)

Capital expenditures	$399,016	$68,467	$8,229	$–	$475,712

Goodwill and other intangible assets acquired	$216,733	$–	$–	$–	$216,733

Total assets	$3,607,677	$236,880	$79,799	$–	$3,924,356